Filed by Willow Financial Bancorp, Inc.

(Commission File No. 0-49706)

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Willow Financial Bancorp, Inc.

(Commission File No. 0-49706)

170 South Warner Road, Ste 300 Wayne, PA 19087

June 2008

I’d like to share some exciting news with you. We recently announced that Willow Financial Bank will be merging with Harleysville National Bank, which, once completed, will create the third-largest bank holding company in the Philadelphia region. The combined institution will have $5.5 billion in assets and 84 branches extending from southwestern Chester County to Northeast Philadelphia, and upwards to the Lehigh Valley.

Once the transaction is completed (expected in late 2008), you will have access to this united branch network as well as Harleysville’s Allpoint ATM network of more than 32,000 surcharge-free ATMs. The combined company will have a higher lending limit of approximately $65 million, allowing us to better support our customers’ long-term borrowing needs. In addition, a new Remote Deposit Capture product will afford you immediate crediting of deposits for those made any time the branch is open. You will also be able to take advantage of later daily cut-off times for transmitting wires. These are just some of the benefits you’ll enjoy, once the transaction is finalized.

At the same time, you will continue to find the highest level of customer service from the familiar faces you have known over the years.  There will be no changes to our branch staff or our locations. You can continue banking the same way you always have. We are proud of our commitment to customer service that helped Willow Financial Bank earn the distinction of Philadelphia Magazine’s “Best Neighborhood Bank” in its latest “Best of Philly” issue.  Of course, we will also retain the local decision-making that has been a hallmark of this company since our founding in 1909.

As we look forward to the celebration of our one hundredth anniversary next year, I want to assure you that our commitment to the community will continue in every way. Willow Financial Bank recently received an “outstanding” rating from our examining agency for its Community Reinvestment Act practices for the second consecutive rating period. We take pride in this accomplishment, and appreciate the opportunity to serve our customers and neighbors today and in the future.

As you know, an acquisition must go through shareholder and regulatory approval processes. We’ll provide you with updates as the approval process moves forward. In the meantime, if you have any questions or comments, please feel free to contact me, or your Relationship Manager.

This is an exciting time for our bank and our customers. I look forward to your continued partnership, and as always, thank you for choosing Willow Financial Bank.

Kind regards,

Donna M. Coughey

President & CEO

Willow Financial Bank

Member FDIC

Equal Housing Lender

The following disclosure is made in accordance with Rule 165 of the Securities and Exchange Commission:

Harleysville National Corporation and Willow Financial Bancorp, Inc. will be filing documents concerning the merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing a prospectus/proxy statement, which will be distributed to shareholders of Harleysville National Corporation and Willow Financial Bancorp, Inc. Investors are urged to read the registration statement and the proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Harleysville National Corporation and Willow Financial Bancorp, Inc., free of charge on the SEC’s Internet site (www.sec.gov), by contacting Harleysville National Corporation, 483 Main Street, Harleysville, PA 19438, (Telephone No. (215) 256-8851), or by contacting Willow Financial Bancorp, Inc. at 170 South Warner Road, Wayne, PA 19087, Telephone No. 610-995-1700. Directors and executive officers of Harleysville National Corporation and Willow Financial Bancorp, Inc. may be deemed to be participants in the solicitation of proxies from the shareholders of Harleysville National Corporation and Willow Financial Bancorp, Inc, respectively, in connection with the merger. Information about the directors and executive officers of Willow Financial Bancorp, Inc. and their ownership of Willow Financial Bancorp, Inc. common stock is set forth in Willow Financial Bancorp, Inc.’s proxy statement for its 2007 annual meeting of shareholders and can be obtained from Willow Financial Bancorp, Inc.  Information about the directors and executive officers of Harleysville National Corporation and their ownership of Harleysville National Corporation common stock is set forth in Harleysville National Corporation’s proxy statement for its 2008 annual meeting of shareholders and can be obtained from Harleysville National Corporation.  Additional information regarding the interests of those participants may be obtained by reading the prospectus/proxy statement regarding the proposed merger transaction when it becomes available. INVESTORS SHOULD READ THE PROSPECTUS/PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Cautionary Statement Regarding Forward–Looking Information:

This release contains forward-looking information about Harleysville National Corporation, Willow Financial Bancorp, Inc. and the combined operations of Harleysville National Corporation and Willow Financial Bancorp, Inc. after the completion of the transactions described in the release that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “project,” “plan,” “seek,” “intend,” or “anticipate” or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries. Harleysville National Corporation and Willow Financial Bancorp caution readers not to place undue reliance on these statements.

Harleysville National Corporation’s and Willow Financial Bancorp’s businesses and operations, as well as their combined business and operations following the completion of the transactions described in this release, are and will be subject to a variety of risks, uncertainties and other factors. Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following:  ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets; volatilities in the securities markets; and deteriorating economic conditions. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in each of Harleysville National Corporation’s and Willow Financial Bancorp’s Annual Report on Form 10-K for the fiscal years ended December 31, 2007 and June 30, 2007, respectively.  See “Additional Information About This Transaction” below. Neither Harleysville National Corporation nor Willow Financial Bancorp makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About This Transaction:

Harleysville National Corporation intends to file a registration statement on Form S-4 in connection with the transaction, and Harleysville National Corporation and Willow Financial Bancorp intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Shareholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about Harleysville National Corporation, Willow Financial Bancorp and the transaction. You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about Harleysville National Corporation, at the SEC’s web site at www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from Harleysville National Corporation or Willow Financial Bancorp, by directing the request to either of the following persons:

George Rapp	Noel Devine
Executive Vice President and CFO	Senior Vice President
Harleysville National Corporation	Willow Financial Bancorp, Inc.
483 Main Street	170 South Warner Road
Harleysville, Pennsylvania 19438	Wayne, Pennsylvania 19087
610-513-2307	610-995-1855

Harleysville National Corporation, Willow Financial Bancorp and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Harleysville National Corporation and Willow Financial Bancorp in favor of the transaction. Information regarding the interests of the executive officers and directors of

Harleysville National Corporation and Willow Financial Bancorp in the transaction will be included in the joint proxy statement/prospectus.

Harleysville National Bank & Willow Financial Bank

Combined Bank Footprint

Note: Harleysville National Bank branches are shown in blue; Willow Financial Bank branches are shown in red

Branch Locations by County

Harleysville National Bank

Berks County

Boyertown

Douglasville

Mertztown

Wyomissing

Bucks County

Chalfont

Doylestown

Quakertown

Quakertown (Trainer’s Shopping Center)

Sellersville

Souderton

Warminster

Carbon County

Lansford

Lehighton

Palmerton

Summit Hill

Chester County

Coventry

Lehigh County

Allentown

Allentown (Cedar Crest Blvd.)

Dorneyville

Emmaus (Chestnut Street)

Emmaus (State Avenue)

Fogelsville

Macungie

Slatington (Main Street)

Slatington (Handi-Bank)

Trexlertown

Monroe County

Kresgeville

Montgomery County

Audubon

Blue Bell

Collegeville

East Norriton

Flourtown

Gilbertsville

Harleysville

Harleysville (Meadowbrook)

Harleysville (Peter Becker Community)

Hatfield

Horsham

Lansdale (Marketplace)

Lansdale (North Broad)

Limerick

North Wales

Pottstown Center

Pottstown East End

Pottstown North End

Pottstown Train Station

Red Hill

Royersford

Skippack

Spring House

Northampton County

Bethlehem

Lehigh Township

Willow Financial Bank

Bucks County

Feasterville

Southampton

Warminster Square

Warminster K-Mart Plaza

Chester County

Airport Village

Avondale

Brandywine Square

Coatesville

Devon

Downingtown

Eagle

Exton

Frazer

Kennett Square

King of Prussia

Oxford

Thorndale

West Chester

Westtown

Montgomery County

Dresher

Hatboro

Huntingdon Valley

Maple Glen

North Wales

Roslyn

Willow Grove

Philadelphia County

Bustleton

Rhawnhurst

Somerton